Harvard Ave Acquisition Corporation

c/o Robinson & Cole LLP

Chrysler East Building

666 Third Avenue, 20th Floor

New York, NY 10017

VIA EDGAR

February 11, 2025

Benjamin Holt

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Harvard Ave Acquisition Corporation

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted January 7, 2025

CIK No. 0002042460

Dear Mr. Holt:

Harvard Ave Acquisition Corporation (“we” or the “Company”) hereby provides responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in the letter dated January 23, 2025, regarding the Company’s Amendment No.1 to Draft Registration Statement on Form S-1 referenced above. Contemporaneously, the Company is publicly filing the Registration Statement on Form S-1 (the “Registration Statement”) via Edgar.

The Staff’s comments are repeated thereafter in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used but not defined herein are used herein as defined in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted January 7, 2025

Cover Page

1.	We note your response to prior comment 3 and reissue. Where you provide cross-references to the locations of related disclosures in the prospectus for each of compensation and securities issuance, dilution, and conflicts of interest, please revise to highlight each cross-reference by prominent type or in another manner. See Items 1602(a)(3), (4), and (5) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the Registration Statement so that all cross-references to the locations of related disclosures in the prospectus for each of compensation and securities issuance, dilution, and conflicts of interest are highlighted in italics.

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

February 11, 2025

Prospectus Summary

Our Sponsor, page 3

2.	We note your response to prior comment 5. Please further expand your disclosure outside of the compensation table on page 5 to describe the extent to which the private placement warrants may result in a material dilution of the purchasers’ equity interests, including that such warrants may be converted from loans from the sponsor. See Item 1602(b)(6) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised pages 5, 91, and 110 of the Registration Statement accordingly.

Proposed Business

Our Sponsor, page 89

3.	We note your response to prior comment 19 and reissue. Please revise the table on page 92 to disclose the lock-up agreement with the underwriter. See Item 1603(a)(9) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised page 152 of the Registration Statement to clarify that except for the lock-up terms as provided in a letter agreement to be entered by and among the Company and the initial shareholders on the date that the Registration Statement is declared effective, the Company and the initial shareholders will not enter into a separate lock-up agreement with the underwriters for the Company’s initial public offering.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ze’-ev D. Eiger of Robinson & Cole LLP, at (212) 451-2907.

Very truly yours,

By:	/s/ Sung Hyuk Lee
Sung Hyuk Lee

cc:	Ze’-ev D. Eiger, Esq.

Arila E. Zhou, Esq.

Robinson & Cole LLP